GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)
November 16, 2009
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc. Registration Statement on Form S-4 Filed September 18, 2009 File No. 333-162011
Ladies and Gentlemen:
     This letter supplements the October 2, 2009 and October 20, 2009 letters from Greif, Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-4, File No. 333-162011, as amended (the “Registration Statement”), filed under the Securities Act of 1933, as amended (the “Securities Act”), and is in response to the November 9, 2009 letter from the Staff of the Securities and Exchange Commission to Michael J. Gasser, the Chief Executive Officer of the Company, relating to the Registration Statement.
     The Company hereby revises its representation in paragraph number 4 of its October 20, 2009 supplemental letter to state as follows:
     (4) The Company will make each person participating in the exchange offer aware that any broker-dealer who holds original notes (i.e., notes issued in the offering that was exempt from registration under the Securities Act) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either the Company or any of its affiliates to distribute the exchange notes (i.e., notes that are the subject of the Registration Statement and are being offered in the exchange offer). Furthermore, each broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the exchange notes by providing a representation to that effect in the Letter of Transmittal.
     If you would like to discuss anything further relating to the Registration Statement, please contact Joseph P. Boeckman of Baker & Hostetler LLP at (614) 462-4737.
Very truly yours,
GREIF, INC.
By /s/ Michael J. Gasser
Michael J. Gasser
Chairman and Chief Executive Officer

Copies to:	Baker & Hostetler LLP